L5 Automation Inc.

(a California Corporation)

Reviewed Financial Statements
As of the years ended
December 31, 2022 and 2021

Reviewed by:

Alice.CPA LLC
A New Jersey CPA Company

Financial Statements

L5 Automation, Inc.

Table of Contents

Alice CPA

Independent Accountant's Review Report

November 27, 2023
To: Board of Directors of L5 Automation, Inc.
Attn: Alex Gutierrez, CEO
Re: FY2022-2021 Financial Review – L5 Automation, Inc.

Financial Review of the Financial Statements

We have reviewed the accompanying financial statements of L5 Automation, Inc. (the "Company"), which comprise the balance sheet as of the years ended December 31, 2022 and 2021 and the related statements of income, equity, and cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements of L5 Automation, Inc. for them to be in accordance with accounting principles generally accepted in the United States of America.

Sincerely,

Alice·CPA LLC

Alice.CPA LLC
Robbinsville, New Jersey
November 27, 2023

229 Park Ave S, Suite 70037
New York, New York 10003-1502

Info@Alice.CPA

L5 Automation, Inc
BALANCE SHEETS
December 31, 2022 and 2021
(Unaudited)

ASSETS	2022	2021
Current Assets		
Cash and cash equivalents	$ 15,293	$ 295,862
Accounts Receivable	-	4,057
Total Current Assets	15,293	299,919
Property and Equipment		
Machinery	113,196	42,709
Computer Equipment	31,773	30,010
Accumulated Depreciation	(35,773)	(11,227)
Net Property and Equipment	109,196	61,493
Other Assets		
ROU Asset	14,685	20,559
Total Other Assets	14,685	20,559
Total Assets	$ 139,174	$ 381,970
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 71,206	$ 8,580
Accrued expenses	51,496	22,854
Line of credit	23,153	4,051
Payroll liabilities	8,534	12,278
Current portion of lease liability	5,916	5,916
Total Current Liabilities	160,304	53,679
Long-Term Liabilities		
Founder Loans	170,078	-
Investor Loans	180,000	-
Lease liability, net of current portion	8,804	14,678
Total Long-Term Liabilities	358,882	14,678
Total Liabilities	519,186	68,357
Stockholders' equity		
Common Stock, $0.0001 par value; 1,000,000 authorized; 500,000 issued and outstanding	50	50
Additional Paid in Capital	950	950
SAFE Notes	1,200,000	600,000
SAFEs Receivable	(53,000)	-
Retained Earnings	(1,528,012)	(287,386)
Total Stockholders' Equity	(380,012)	313,614
Total Liabilities and Stockholders' Equity	$ 139,174	$ 381,970

The accompanying footnotes are an integral part of these financial statements.

L5 Automation, Inc
INCOME STATEMENTS
For the Years Ended December 31, 2022 and 2021
(Unaudited)

	2022	2021
Revenues	$ -	$ -
Operating Expenses		
Advertising and marketing	4,721	2,851
General and administrative	85,649	36,690
Insurance	27,599	20,347
Salaries and wages	14,397	359,233
Rent and lease	39,488	21,518
Professional services	186,242	21,570
Research and development	861,351	10,997
Depreciation and amortization	24,546	8,534
Total Operating Expenses	1,243,994	481,740
Other Income		
Other income	5,808	171,764
Interest expense	(2,440)	(1,849)
Total Other income (expense)	3,368	169,914
Net Income (Loss)	$ (1,240,626)	$ (311,826)

The accompanying footnotes are an integral part of these financial statements.

L5 Automation, Inc
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2022 and 2021
(Unaudited)

	Common Stock Shares	Common Stock Value ($0.0001 par)	Additional Paid in Capital	SAFE Notes	SAFE Notes Receivable	Retained Earnings/ (Accumulated Deficit)	Total Stockholders' Equity
Balance as of December 31, 2020	500,000	$ 50	$ 950	$ -	$ -	$ 24,439	$ 25,439
Issuance of SAFE Notes	-	-	-	600,000	-	-	600,000
Net loss	-	-	-	-	-	(311,826)	(311,826)
Balance as of December 31, 2021	500,000	50	950	600,000	-	(287,386)	313,614
Issuance of SAFE Notes	-	-	-	600,000	(53,000)	-	547,000
Net loss	-	-	-	-	-	(1,240,626)	(1,240,626)
Balance as of December 31, 2022	500,000	$ 50	$ 950	$1,200,000	$ (53,000)	$ (1,528,012)	$ (380,012)

The accompanying footnotes are an integral part of these financial statements.

L5 Automation, Inc
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2022 and 2021
(Unaudited)

	2022	2021
Cash Flows from Operating Activities		
Net Income (Loss)	$ (1,244,174)	$ (311,826)
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Depreciation and amortization	24,546	8,534
ROU assets and lease liabilities	-	35
Changes in operating assets and liabilities:		
Accounts receivable	4,057	9,084
Accounts payable	65,525	(26,097)
Accrued expenses	28,642	21,351
Payroll liabilities	(4,444)	11,864
Line of credits	19,102	4,051
Net cash provided by (used in) operating activities	(1,106,746)	(283,004)
Cash Flows from Investing Activities		
Machinery	(70,487)	(30,010)
Computer equipment	(1,763)	(6,943)
Net cash used in investing activities	(72,250)	(36,953)
Cash Flows from Financing Activities		
Issuance of Safe Notes	547,000	600,000
Advances from Notes	350,078	-
Net cash used in financing activities	897,078	600,000
Net change in cash and cash equivalents	(281,917)	280,043
Cash and cash equivalents at beginning of period	295,862	15,819
Cash and cash equivalents at end of period	$ 13,945	$ 295,862
Supplemental information		
Interest paid	$ 2,440	$ 1,849
Income taxes paid	$ -	$ -

The accompanying footnotes are an integral part of these financial statements.

L5 AUTOMATION, INC
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022 AND 2021
(Unaudited)

NOTE 1 – NATURE OF OPERATIONS AND CONSOLIDATION

L5 Automation, Inc (which may be referred to as the "Company", "we," "us," or "our") is a software company specializing in the automation of the agricultural field. The Company was formed in California on March 18, 2020. On January 1, 2022 the Company filed a certificate of conversion from a S-Corporation to a C-Corporation. The Company's headquarters are in La Canada Flintridge, California.

Since inception, the Company has relied on contributions from owners and issuance of Simple Agreements for Future Equity ("SAFEs") to fund its operations. As of December 31, 2022, the Company had negative working capital and will likely incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 9). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 10), and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates used in the preparation of the accompanying financial statements include recording of depreciation and amortization and the collectible valuation of accounts receivable.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

Receivables and Credit Policy

Trade receivables from wholesale customers are uncollateralized customer obligations due under normal trade terms, primarily requiring pre-payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances.

Fixed Assets

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in the income statement.

Depreciation is provided using the straight-line method, based on useful lives of the assets which is five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2022.

Fair Value Measurements

US GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of December 31, 2022 and 2021.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the period from Inception through December 31, 2022 as the Company had no taxable income.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2022, the unrecognized tax benefits accrual was zero.

Revenue Recognition

Effective January 1, 2019, the Company adopted FASB ASC 606, *Revenue from Contracts with Customers* ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling their proprietary farming automation software. The Company's payments are generally collected upfront.

Other Income

Upon its inception, the founder was able bootstrap the company by becoming a consultant for TerraTechnical. The founder was an independent contractor tasked with various tasks that were assigned on demand with no pre-determined number of hours allocated. All compensation for consulting services was recorded as other income by the Company and was used to fund its early operations. The consulting contract terminated on March 31, 2022.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred.

Stock Based Compensation

Deferred cash compensation expense reflects the fair value of equity-based awards that have vested at the end of the reporting period and is remeasured at the end of every reporting period.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which introduced a lessee model that requires the majority of leases to be recognized on the balance sheet. On January 1, 2022, the Company adopted the ASU using the modified retrospective transition approach and elected the transition option to recognize the adjustment in the period of adoption rather than in the earliest period presented. Adoption of the new guidance resulted in right-of-use ("ROU") assets of $14,685 and $20,559 and lease liabilities of $14,720 and $20,594 for the years ending December 31, 2022 and 2021, respectively.

Additionally, amounts previously reported as capital lease assets and included in property and equipment have been reclassified in the December 31, 2022 balance sheet as finance lease right to use assets and the related capital lease obligations have been reclassified in the December 31, 2022 balance sheet as finance lease liabilities. The presentation on the income statement has not been impacted for existing operating and finances leases.

As part of the adoption process the Company made the following elections:

- The Company elected the hindsight practical expedient, for all leases.

L5 AUTOMATION, INC
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022 AND 2021
(Unaudited)

- The Company elected the package of practical expedients to not reassess prior conclusions related to contracts containing leases, lease classification and initial direct costs for all leases.
- The Company elected to make the accounting policy election for short-term leases resulting in lease payments being recorded as an expense on a straight-line basis over the lease term.

ROU assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. The Company's leases do not provide an implicit rate. The Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. Refer to Note 8 to our financial statements for further disclosures regarding the impact of adopting this standard.

NOTE 3 – FIXED ASSETS

Fixed assets at December 31, 2022 and 2021 consists of the following:

	2022	2021
Machinery	113,196	42,709
Computer equipment	31,773	30,010
Accumulated Depreciation/Amortization	(35,773)	(11,227)
Total	$ 109,196	$ 61,493

NOTE 4 – LOANS

Related Party

From time to time the Company takes advances from members. As of December 31, 2022, and 2021, the balance of the advances from related parties was $350,078 and $0, respectively. These advances have no interest rate or specified maturity date.

Line of Credit

In 2021 the Company entered into a line of credit agreement with Wells Fargo. The Company obtained a credit line of $20,000. As of December 31, 2022 and 2021, the balance of the line of credit was $19,211 and $0, respectively.

NOTE 5 – INCOME TAXES

The Company has filed its income tax return for the period ended December 31, 2022, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company is taxed as a C Corporation.

NOTE 6 – EQUITY

Common Stock

The Company authorized 1,000,000 shares of common stock at $0.0001 par value.

Additional Paid-In Capital – SAFEs

In 2021 the Company issued Simple Agreements for Future Equity ("SAFEs") totaling $600,000. The SAFEs are automatically convertible into common stock shares on the completion of an equity financing event of at least $5,000,000 ("Qualified Financing"). The conversion price is the lesser of 80% of the price per unit of preferred

units received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation ranging from $10,000,000 and 15,000,000 divided by the sum of all Company interests issued and outstanding, assuming exercise or conversion of all outstanding profits interest, vested and unvested options, warrants and other convertible securities, but excluding all SAFEs, convertible promissory notes, and including all interests reserved and available for future grant under any equity incentive or similar plan of the Company and/or any equity incentive or similar plan to be created or increased in connection with the Qualified Financing.

In 2022, the Company issued SAFEs totaling $600,000 with the same terms above, at a pre-money valuation cap of $7,500,000.

NOTE 7 – EQUITY-BASED COMPENSATION

In January 2020, the Company adopted a 2020 equity incentive plan ("2020 Plan") which permits the grant or option of shares to its employees for up to 55,556 shares of common stock.

The Company believes that such awards will help the Company attract, retain and motivate its management and other persons, including officers, directors, key employees and consultants, will encourage and reward such persons' contributions to the performance of the Company and will align their interests with the interests of the Company's stockholders. Stock awards are generally granted or optioned at a price not less than the market price of the Company's stock at the date of grant or option date. Stock awards generally vest over four years.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2022.

The Company entered into a financing lease in July 2021 for the use of a vehicle for a term of 4 years. Future payment obligations with respect to the Company's operating leases, which were existing at December 31, 2022, by year and in the aggregate, are as follows:

Years Ending December 31,	Amount
2023	$ 5,916
2024	5,916
2025	2,958
Total Future payments	$ 14,790
Less interest	(63)
Present value of lease liabilities	$ 14,727
Months remaining as of December 31 2022:	30
Interest rate	0.24%

The lease expense for the years ended December 31, 2022 and 2021 totaled $5,916 and $2,958, respectively.

COVID-19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development

and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 9 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2020 and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 10 – SUBSEQUENT EVENTS

Promissory Notes

In 2023 the Company issued an additional $25,000 promissory note to a related party. The note does not have a stated interest rate or maturity date.

SAFE notes

In 2023 the Company issued additional SAFEs in an aggregate of $345,000.

Grant Revenue

In 2023 the Company received a grant from the NSF for the total of $275,000. This grant was received based on their work in the strawberry harvesting industry.

Consulting Contract

In 2023 the Company has been contracted by Agrovision to investigate ways of improving their operations in Peru. As of date of report the consulting contract has resulted in service revenue of over $180,000.

Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $500,000 in Simple Agreements for Future Equity (SAFEs). The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

Management's Evaluation

Management has evaluated subsequent events through November 27, 2023, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.